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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              KESTREL ENERGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   492545 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                    S. Lee Terry, Jr., Davis Graham & Stubbs
                     LLP, 1550 17th Street, #500 Denver, CO
                              80202 (303) 892-7400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 15, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Golden Prospect Plc
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      OT
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     London, England
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

        NUMBER OF                0
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER
        OWNED BY
          EACH                   0
       REPORTING           -----------------------------------------------------
         PERSON            9     SOLE DISPOSITIVE POWER
          WITH
                                 0
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.

            No Par Value Common Stock (the "Shares") of Kestrel Energy, Inc., 1720 Cole Boulevard, Suite 210, Lakewood, Colorado 80401.

Item 2.     Identity and Background.

      (a)   Name. Golden Prospect Plc

      (b) Business address. 1st Floor, 143-149 Great Portland Street, London, England W1N 5FB

      (c) A publicly traded mining investment company registered in London, England

      (d)   None

      (e)   None

DIRECTORS AND OFFICERS OF REPORTING PERSON:

      (a)   Name. Malcolm Alec Burne, Company Director

      (b) Business address. Leigh Cottage, 3 Claremont Drive, Claremont Park, Esher, Surrey, United Kingdom KT10 9LU

      (c)   Managing Director at same business address as Reporting Person

      (d)   None

      (e)   None

      (f)   British

--------------------------------------------------------------------------------

      (a)   Name. Richard A. Lockwood, Company Director

      (b)   Business address. 1 Southampton Street,  London, United Kingdom WC2R
            OLR

      (c) Investment Fund Manager for Midas Capital Partners Limited, an investment company, same business address as above,

      (d)   None

      (e)   None

      (f)   British

--------------------------------------------------------------------------------

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
--------------------------------------------------------------------------------

      (a)   Name. Nathan Anthony Steinberg, Company Director

      (b)   Business address. 9 Bancroft Avenue, London, United Kingdom N2 0AM

      (c) Partner of Munslow & Messias, Chartered Accountants, same business address as above

      (d)   None

      (e)   None

      (f)   British

--------------------------------------------------------------------------------

      (a)   Name. Denis Ivan Rakich, Alternate Director

      (b) Business address. 36th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000

      (c)   Director of Elstree Nominees Pty Ltd, same business address as above

      (d)   None

      (e)   None

      (f)   Australian

Item 3.     Source and Amount of Funds or Other Consideration.

            On April 15, 2005, the Reporting Person exchanged 822,056 Shares for 4,110,280 shares of Samson Oil & Gas N.L., an investment corporation registered in Australia ("Samson"), in an offering made by Samson to non-U.S. holders of Shares. The price was $1.36 per Share based on the value of the Samson shares exchanged for the Shares. After the exchange, the Reporting Person holds a 22.4% ownership interest in Samson but it does not have voting or dispositive power under Section 13(d)(1) over the shares held by Samson.

Item 4.     Purpose of Transaction.

            None.

Item 5.     Interest in Securities of the Issuer.

      (a)   No shares of Common Stock beneficially owned.

      (b) Number of Shares as which there is Sole Power to Vote - 0 Shared Power to Direct the Vote - 0
            Sole Power to Direct the Disposition - 0
            Shared Power to Direct to the Disposition - 0

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
--------------------------------------------------------------------------------

      (c)   See Item 3

      (d)   None

      (e)   Not applicable

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            None

Item 7.     Material to Be Filed as Exhibits.

            None

Schedule 13D/A
CUSIP No. 492545 10 8                                       Kestrel Energy, Inc.
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  May 24, 2005
                                  ----------------------------------------------
                                  Date

                                  GOLDEN PROSPECT PLC.


                                  /s/ Denis I. Rakich
                                  ----------------------------------------------
                                  Signature

                                  Denis I. Rakich, Alternate Director
                                  ----------------------------------------------
                                  Name/Title